Annual Information Form of MAG Silver Corp.
For the fiscal year ended December 31, 2008

Dated: March 13, 2009

Table of Contents

Preliminary Notes
Date of Information
Currency and Exchange Rates
Metric Equivalents
Forward Looking Statements
CORPORATE STRUCTURE
Incorporation
Intercorporate Relationships
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
Significant Acquisitions
DESCRIBE THE BUSINESS
General
Risk Factors
Companies with Asset-backed Securities Outstanding
Companies with Mineral Projects
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
Shareholder Rights Plan
Stock Options
MARKET FOR SECURITIES
Trading Price and Volume
Prior Sales
ESCROWED SECURITIES
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Conflicts of Interest
Audit Committee
Compensation Committee
Corporate Governance and Nomination Committee
Disclosure Committee
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENTS AND REGISTRARS
MATERIAL CONTRACTS
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
Schedule “A”
Schedule “B”

Preliminary Notes

In this Annual Information Form (“AIF”), unless the context otherwise requires, the terms “the Company” and “MAG” refer to MAG Silver Corp.

Date of Information

All information in this AIF is as of December 31, 2008 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. MAG’s accounts are maintained in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars. All references to “pesos” are to Mexican Pesos.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended December 31
Canadian Dollars to US dollars	2008		2007		2006
Rate at end of period	$	US0.8166	$	US1.0120	$	US0.8581
Average rate for period	$	US0.9371	$	US0.9310	$	US0.8815
High for period	$	US1.0289	$	US1.0905	$	US0.9099
Low for period	$	US0.7711	$	US0.8437	$	US0.8528

The noon rate of exchange on March 12, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.77.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

Forward Looking Statements

This Annual Information Form contains forward-looking statements and information within the meaning of Canadian and U.S. Securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements and information include, but are not limited to:

• The future price of silver;
• The estimation of mineral reserves and mineral resources;
• Estimates of the time and amount of future silver production for specific operations;
• Estimated future exploration expenditures and other expenses for specific operations;
• Permitting time lines;
• Requirements for additional capital;
• Litigation risks;
• Currency fluctuations; and
• Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•	risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•	commodity price fluctuations (particularly gold and silver commodities);

•	currency fluctuations and inflationary pressures;

•	risks related to governmental regulations, including environmental regulations;

•	the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•	increased competition in the exploration industry;

•	the Company’s lack of infrastructure; and

•	the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission takes the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This Annual Information Form contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties does not necessarily indicate and certainly does not prove the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF relating to mineral reserves or mineral resources is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or has been reviewed by, Dr. Peter Megaw, who is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

Please consult the Company's public filings at www.sedar.com and http://idea.sec.gov for further, more detailed information concerning these matters.

CORPORATE STRUCTURE

Incorporation

MAG Silver Corp.’s head office is located at:

328 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

2900 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 0A3

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company adopted new Articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 (phone:  604-630-1399).

The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company listed on the American Stock Exchange (now the NYSE Alternext US) under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”). The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company’s subsidiary, Lagartos, is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) and Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”) holds a 56% interest.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”).  Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44% respectively. See more detail at “Description of the Business – The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Carretera A Francisco I. Madero 1, Col. Cieneguillas, Zacatecas, ZAC, C.P. 98171.

The following table lists the subsidiary of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such company:

Name	Jurisdiction of Organization	Percentage of Voting Securities Owned or Controlled
Minera Los Lagartos, S.A. DE C.V.	Mexican Republic	100% (1)
Minera Juanicipio, S.A. DE C.V.	Mexican Republic	44% (2)

Notes:
(1)
On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s indirect interests in the Juanicipio claim are held by Lagartos.

(2)	Owned by Lagartos, which in turn is owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Background

MAG is a company based in Vancouver, British Columbia, Canada and is focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol MAG and on the New York Stock Exchange Alternext US (formerly AMEX) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The Company’s two most material properties at the date of this AIF are the Company’s 44% joint venture interest in the Juanicipio property and the 100% owned Cinco de Mayo property. The 100% owned, less advanced, Lagartos (NW and SE) property is considered a principal property at this time.  Of these three, the Juanicipio property is by far the most significant to MAG and the exploration of this property has been the most important valuation factor for the Company.

The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Juanicipio property lies 6 kilometres west from the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west from the Saucito Vein, owned by Industrias Peñoles, S.A. de C.V. (“Peñoles”) and currently undergoing production development. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine operated by Peñoles.

The Company initially acquired a 100% interest in the Juanicipio property in 2002 for a series of payments totalling $919,458 and consisting of $486,125 in cash and $433,333 for the issue of 366,667 common shares.  From 2005 to 2007, Peñoles acquired a 56% interest in the Juanicipio property by conducting US$5,000,000 of exploration on the property over four years and purchasing US$1,000,000 of Common Shares of the Company at market price.

 The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico. Cinco de Mayo was acquired by way of an option agreement dated February 26, 2004.  The property is subject to a 2.5% net smelter returns royalty.  Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 and incur exploration expenditures totalling US$1,000,000 by July 26, 2009. To December 31, 2008 the Company has paid US$550,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately $10,773,036 in exploration costs on the project. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

The Company acquired the 135,000 hectare Lagartos exploration concessions by staking in 2006.  The two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio property, along the “Fresnillo Silver Trend”, a large regional structural zone hosting world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Three Year History

2006

Drilling was re-started at Juanicipio in August 2006 on a series of holes located 1.8 km west of discovery hole JI-05-16.  In August 2006 Peñoles and MAG announced that surface rights to an area covering the east-west projection of the Valdecañas Vein had been purchased for approximately US$1.40M.  Drilling on the discovery itself resumed in October 2006 and continued into the first quarter of 2007 with four operating drill rigs.  At December 31, 2006, Peñoles had spent US$3,360,000 on the Juanicipio property and had completed 18,320 metres of diamond drilling.

The Company executed exploration programs on a number of its own 100% owned projects in Mexico during 2006.  MAG continued to enlarge its land position at Lagartos and elsewhere in Mexico in 2005 and 2006 by claiming strategically located properties as they became eligible for acquisition.  MAG initiated a drill program in January of 2006 at Lagartos and by year end had expended $1,798,168 in exploration costs for the project area.

The Batopilas property was of higher priority to the Company in 2006 and earlier than it is at present.  The Company acquired a 100% interest in the project, subject to a 4.5% Net Smelter Return royalty, in exchange for a series of cash and share payments totalling $1.42 million.  It covers 4,500 hectares and is located deep within the famous Copper Canyon country of south western Chihuahua State, Mexico. A ten-hole 2,500 metre drill program was initiated at Batopilas in the fall of 2005 to test preliminary drill targets and help refine exploration methods for the property.  MAG later announced in January, 2006 that a single high-grade silver mineralization had been intersected in initial drilling at Batopilas. Hole 02 intersected the Don Juan Vein with 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton).

For the year ending December 31, 2006 the Company incurred $646,029 in property acquisition costs and $3,896,504 in exploration expenditures on its 100% owned properties.  For the year ended December 31, 2006, the Company incurred no costs in respect of the Juanicipio property for its 44% share of costs because all costs for the period were paid for by Peñoles as a part of their required US $5.0 million earn in.

On March 2, 2006 the Company closed a private placement for 245,716 common shares at a price of $2.35 per share.   Gross proceeds to the Company totaled $577,433.

2007

By May of 2007, Peñoles had fulfilled its expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), to operate the joint venture, with the Company holding 44% of the shares of Minera Juanicipio through its 100% owned Mexican subsidiary, Lagartos, and Peñoles holding a 56% interest in Minera Juanicipio.  It was agreed that Peñoles would be the operator of the project and both parties would fund on-going and future programs in proportion to their pro rata interests.

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to completion of their earn-in.

During 2007, the Minera Juanicipio completed two additional land purchases totaling USD$5,077,939 and then held uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west and covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.

By December 31, 2007, the Valdecañas Vein averaged almost 5.8 metres in width with a down dip length in excess of 400 metres and had been traced for 1,500 metres along strike.  The average grade of 14 holes drilled by Peñoles to December 31, 2007 (out of 17) that were within the high grade silver, gold zone was 1,292 grams per tonne silver, 2.50 g/t gold and 8.4% combined lead and zinc.

Work in 2007 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line-kilometre airborne geophysical survey; a detailed stream sediment and ridge and spur soil sampling program; and a detailed geological re-mapping of the entire project area.  A drill rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for an additional 3,025 metres of drilling.

During 2007 the Company spent $1.56 million in exploration work on the Cinco de Mayo property, of which $1.05 million related to drilling.

By December 31, 2007, the Company had incurred $120,853 in exploration costs on the Lagartos NW property and $4,220,148 in exploration costs on the Lagartos SE property, including surface, geophysical and drilling work.

For the year ending December 31, 2007 the Company incurred $931,891 in property acquisition costs and $5,987,128 in exploration expenditures on its 100% owned properties, including exploration on the Batopilas, Cinco de Mayo and Lagartos land packages.

In February 2007, the Company closed private placements for 2.76 million units for gross proceeds of $20 million.  Each unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months expiring in February 2008.  All warrants were exercised for gross proceeds to the Company of $13.8 million.

On November 27, 2007 the Company closed a bought deal private placement for 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.

The company successfully upgraded its market exposure in 2007 by listing on the American Stock Exchange (AMEX) under the symbol MVG (now the NYSE Alternext US) and with its graduation from the TSX Venture Exchange to the Toronto Stock Exchange (TSX) under the symbol MAG.

2008

For the year ended December 31, 2008, the Company incurred $1,926,488 in property acquisition costs and $13,336,644 in exploration expenditures on its own 100% held properties.

For the year ended December 31, 2008, the Company invested $8,166,747 in Minera Juanicipio to fund its 44% share of exploration expenditures on the Juanicipio property. A total 26,050 metres of diamond drilling was completed on the Valdecañas Vein and 2,810 metres on the Juanicipio Vein in 2008.

On June 18, 2008, the Company announced a resource estimate for the Valdecañas Vein (see news release dated June 18, 2008). The resource estimate was prepared by Fresnillo and audited by SRK Consulting.  A National Instrument 43-101 (“NI 43-101”) technical report was filed by the Company in support of the estimate.  The total inferred resource estimate was 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Peñoles 56% interest equates to 133.2 million ounces.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

During 2008 Peñoles announced the spin-off of its silver assets into a subsidiary company named Fresnillo.  In May 2008, Fresnillo was listed on the London Stock Exchange, while the majority interest in the company remained under the control and ownership of Peñoles.  Later, in September and October 2008, Fresnillo acquired in the market 9,746,193 of the issued and outstanding shares of MAG, which together with its existing shares of MAG represents a 19.83% interest. MAG announced on October 15, 2008 that the Company had established a Special Committee of the Board of Directors to consider “strategic alternatives” in response to Fresnillo’s acquisition of a material interest in MAG shares.

On December 1, 2008 the Company was advised of the intention of Fresbal Investments Ltd., a wholly-owned subsidiary of Fresnillo, to make an unsolicited take-over bid for all of the outstanding shares of MAG for US$4.54 per share.

As a result of the Fresnillo announcement and its position as an “insider” of MAG as a result of its 19.83% shareholding, applicable securities law require that an independent valuation of the Company be prepared under the supervision of an Independent Committee of the board of directors of MAG prior to Fresnillo commencing its takeover bid. MAG appointed an Independent Committee and by year-end, TD Securities was engaged as independent valuator and Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) was engaged as independent technical consultant. By the first week of January 2009, the independent valuator was on site at Juanicipio to begin the valuation.  The independent valuation process was ongoing until February 1, 2009, when the Independent Committee suspended the valuation work because Fresnillo neglected or refused to provide the valuator with critical information in the sole possession of Fresnillo that the Independent Committee considers critical to the completion of a reliable valuation.  As of the date of this AIF, the valuation process remains suspended pending a review by the Ontario Securities Commission as requested by Fresnillo.

The 2009 exploration program for the Juanicipio property includes 25,000 metres of drilling to further define the Valdecañas Vein, to extend the Juanicipio Vein and the newly interpreted Encino Vein and to test other prospective targets. At the time of writing, four drills were turning on Juanicipio.

An updated NI 43-101 compliant resource estimate was completed in late February 2009 (see press releases dated February 24, 2009 and March 4, 2009 and see the section titled “Juanicipio Property” below in this document).

The Company has budgeted an aggregate $17.0 million in 2009 for expenditures related to its 44% interest in the Juanicipio property and high-priority targets on four of its wholly-owned properties in Mexico.  A 25,000 metre drilling program is scheduled for Juanicipio while a further 30,000 metres of diamond drilling is planned for the Company’s own projects.

Drilling at Cinco de Mayo in 2008 intersected widespread and high grades of silver/lead/zinc mineralization and exploration to date has defined a coherent massive sulphide sheet, or manto, of at least 2,000 metres strike length that remains open, suggesting the presence of a large system characteristic of many of the large CRD mines in the Chihuahua Trough.

Highlights from 2008 drilling included six holes reported on July 8, 2008, Holes 29 and 35 through 39, which extended the José Manto to an area of at least 300 metres by 400 metres and mineralization in outlying Hole 32 suggested an extension of an additional 600 metres to the southeast. The best new intercept was Hole 08-39, which cut 3.46 metres of 612 grams per tonne (g/t) silver (17.8 ounces per ton (opt), 11.59% lead and 13.20% zinc: including 2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc.

Assay results reported on September 18, 2008 from an additional 15 diamond drill holes (08-40 to 08-54), ten of which encountered mineralization, confirmed extension of the Jose Manto to a strike length of at least 2,000 metres, which remains open along strike and to the southwest. Returns were notable for high grades of zinc and lead, along with the high grade silver; latest results also show significant gold values, with Hole 08-48 returning 1.50 metres of 6.89 g/t (0.20 opt) gold, 370 g/t (10.8 opt) silver, 19.15% lead and 9.46% zinc. The latest holes also contain appreciable amounts of scheelite (tungsten) bearing skarn, suggesting proximity to the source of the mineralization.

The Company spent a cumulative total of $10,773,036 in exploration costs at Cinco de Mayo to December 31, 2008 (2007: $2,775,679, 2006: $1,213,474). Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million. However, results warranted accelerated and expanded programs.

Drilling continues at Cinco de Mayo in 2009 with 3 rigs currently turning, part of a proposed 15,000 metre drill operation to follow up on last year’s significant intersections.  The Company is currently undertaking a preliminary resource calculation for the project.

Work on the Batopilas Project in 2008 was scaled back from 2007. There was no new drilling after the spring floods in June. On May 5, 2008, MAG announced that its 2008 exploration program on its 100% owned Batopilas Native Silver District encountered a broad zone of silver/lead and zinc mineralization in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.  In addition to the Animas Hole, drill holes were also completed at the Escondido, and Santo Domingo targets.

At Lagartos NW, a 5,000-metre drill program was conducted early in 2008, designed to test the depth of the alluvial cover on the eastern boundary of the claim block. Test drilling indicated that the depth of the alluvial cover exceeds 800 metres, not at all practical to consider further exploration in this area.  Focus then turned to Lagartos SE, the Company’s holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins.

Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work identified six (6) drill targets that were part of a 4,000 metre drill program which commenced in late October 2008. As of February 2009, two drills were still turning. Results are pending.

The Company had spent a cumulative total of $6,535,390 in exploration costs at Lagartos to December 31, 2008 (2007 – $4,341,001; 2006 - $2,197,361).

Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of NI 51-102 were completed by the Company during its most recently completed financial year.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Employees

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada.  At December 31, 2008, the Company had 5 full time employees and 2 part time employees.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Law of Foreign Investment.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The principal federal environmental law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos and its recently enacted regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos,which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assigns liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, such as certain mining projects.

Applicable Environmental Laws foresee the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

Additionally, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned environmental laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-1997 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of enacting and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Describe the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2008	10.4302
2007	10.1784
2006	9.6025
2005	8.9927
2004	8.6711

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

Trend Information

See the discussion regarding trends in the general market below under “Economic and political instability may affect the Company’s business”. The Company’s funding obligations under the Company's property option agreements are set out in “Disclosure of Contractual Obligations”. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and to fund exploration costs on such properties.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010.

The scale and scope of the Juanicipio property could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

Economic and political instability may affect the Company’s business

Since mid-2008 there has been a negative trend with regard to the market for many metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  These macro-economic events have negatively affected the mining and mineral exploration sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances are expected to improve over the longer term, they could have a negative impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward.  As a result the Company will consider its plans and options carefully in 2009.

The Company has assessed the carrying values of its mineral properties as a result of the market downturn.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

The Company carries on its primary business activities in Mexico and to date this jurisdiction has been stable and favourable.  However there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.  The Company’s interests have not been affected by such events to date.   The Company’s interests could be adversely affected by risks and uncertainties beyond its control.  These risks and uncertainties include, but are not limited to, exchange controls, currency fluctuations, changes in taxation laws or policies, changes in mining or investment policies, shifts in political attitude, terrorism, hostage taking, military repression, expropriation and nationalization, labour unrest, or the risk of civil unrest or civil war.  Operations could also be negatively affected by changes in various governmental regulations such as, environmental legislation, land use, land claims of local people, water use and mine safety legislation.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

1.
The Company has a lack of cash flow, which may affect its ability to continue as a going concern.  The Company’s activities are currently funded from its cash and cash equivalents, which are the proceeds of previous equity financings.

2.
Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

3.
The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company.  The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, Dan MacInnis, and its other officers, most of whom have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw, formerly an arm’s length consultant, is a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

4.
The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

5.
The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See “Directors and Officers” for details of other companies that the Company’s officers and directors are involved with.

Risk Factors Relating to Title

6.
Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

7.
Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

8.
Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company’s Property Interests

9.
Minority Ownership of Minera Juanicipio. The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provides effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether.  Fresnillo is a much larger entity with far greater access to financial resources than the Company.

10.
Mineral exploration is a highly competitive industry.  The mineral exploration industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mineral properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mineral properties would result in difficulties in it obtaining future financing and profitable operations.

11.
The properties in which the Company has an interest are in the exploration stage, and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company’s property interests are at the exploration stage only and there are no known commercial quantities of minerals on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

12.
The properties in which the Company has an interest are in Mexico.  The Company’s property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See “Description of the Business – General - Carrying on Business in Mexico”.

13.
There is no guarantee that licenses and permits required by the Company will be obtained, which may result in the Company losing its interest in the subject property. The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

14.
Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. See “Description of the Business – General – Carrying on Business in Mexico – Environmental Regulation”.

15.
Mexican Foreign Investment and Income Tax Laws apply to the Company. Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, such dividends paid are subject to the Mexican income tax at the corporate level, which presently is 28 percent over a gross up basis (amount of the dividend times 1.3889), payable by the Mexican company as an advance of its annual income tax.  Currently, there is no withholding tax on dividends paid by a Mexican company.

16.
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

17.	None of the properties in which the Company has an interest has any mineral reserves. Currently, there are no mineral reserves for any of the properties in which the Company has an interest.

Risk Factors Relating to Mineral Exploration Generally

18.
Mineral exploration and development is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

19.
Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material negative effect on the Company’s financial position.

20.
Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, including gold and silver prices, have fluctuated widely in recent years.  The marketability and price of any minerals that may be acquired by the Company may be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

21.
Surface access.  The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  Some properties, like Juanicipio and Lagartos, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

Risk Factors Relating to Financing

22.
Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or favourable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties, with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

23.
Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #22 above will be raised through the issuance of additional equity which may result in dilution to the Company’s shareholders. Further, the Company, from time to time, may issue Common Shares to earn its interests in properties. Such property share issuances may also result in dilution to the Company’s shareholders.

24.
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

25.
Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

Miscellaneous Risk Factors

26.
The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX fluctuated between a high of $14.09 and a low of $3.52 and on the NYSE Alternext US (formerly the American Stock Exchange) between a high of US$14.25 and a low of US$3.12 within the twelve month period preceding the date of this Annual Information Form. There can be no assurance that contined fluctuations in price will not occur.

27.
There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that the Company will continue to meet the listing requirements of the TSX or the NYSE Alternext US or achieve listing on any other public listing exchange.

28.
Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these U.S. tax consequences, shareholders and prospective US holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

29.
The Company and its principals and assets are located outside of the United States, which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

30.
The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.  At March 13, 2009, the Company had 3,257,407 stock options issued and outstanding with a weighted average exercise price of $6.59 per share. Stock options are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders percentage interest in the Company.

Companies with Asset-backed Securities Outstanding

The Company has no asset-backed securities outstanding. Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Companies with Mineral Projects

All of the Company’s mining claims are located in Mexico and are issued by the Federal Government. As of the date of this AIF, the Company does not own any surface lands on any of its properties other than the Juanicipio property, where Minera Juanicipio, a joint venture company owned 44% by MAG and 56% by Fresnillo, has acquired some surface lands overlying the Valdecañas and Juanicipio Veins.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

In some of the more remote property locations the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Lagartos and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

To maintain 50-year mining concessions the Company must pay semi-annual taxes and file an annual work report. If the Company files for an extension before the term of the concession expires an additional 50-year extension of the mining concession can be granted.

The concessions listed in the following table are 100% owned by the Company with the exception of the Juanicipio property which is owned by Minera Juanicipio, thereby affecting a holding of 44% indirectly by the Company and 56% by Fresnillo.

Claim	File		Title	Start Date	Expiry Date	Area	Rights to Pay
						(Hectares)	Jan-09
							(PESOS)
MINERA LOS LAGARTOS S.A. DE C.V
ZACATECAS PROJECT
LAGARTOS I	93/	26834	220667	9-Sep-2003	8-Sep-2050	11,206.7018	176,170
LAGARTOS II	93/	26857	221035	13-Nov-2003	12-Nov-2050	3,720.0000	58,479
LAGARTOS III (REDUCCION)	93/	26865	221355	27-Jan-2004	26-Jan-2052	36,995.1738	189,368
LAGARTOS IV (REDUCCION)	93/	26898	221805	26-Mar-2004	25-Mar-2052	63,184.3347	420,645
LAGARTOS V	93/	26951	222761	27-Aug-2004	26-Aug-2052	7,092.6638	Abandoned
LAGARTOS VI	93/	27344	228340	8-Nov-2006	7-Nov-2056	3,638.0752	27,650
LAGARTOS VII	93/	27345	224097	31-Mar-2005	30-Mar-2054	234.0000	Abandoned
LAGARTOS VIII	93/	27346	224098	31-Mar-2005	30-Mar-2054	540.0000	Abandoned
LAGARTOS 9	93/	27391	225009	6-Jul-2005	5-Jul-2054	8,000.0000	Abandoned
LAGARTOS X	93/	27998	228253	17-Oct-2006	16-Oct-2056	22,767.9220	173,037
LAGARTOS XI	93/	27611	In progress			363.6348
LAGARTOS XII	93/	28006	228569	8-Dec-2006	7-Dec-2056	2,854.9938	21,698
LAGARTOS XIII	93/	27927	228633	15-Dec-2006	14-Dec-2056	12.5392	96
LAGARTOS XIV	93/	28056	228767	23-Jan-2007	22-Jan-2057	719.7292	5,470
GEMINIS XIII	93/	27357	224581	20-May-2005	19-May-2005	86.6423	1,363
GEMINIS XXIII	93/	27788	227962	15-Sep-2006	14-Sep-2056	94.3131	1,483
CUMBRES I	93/	27360	224582	20-May-2005	19-May-2055	331.6280	5,214
SAN MARTINITO	321.1/8	250	196156	16-Jul-1993	15-Jul-2043	12.0000	1,336
LA CONSTANCIA	8/1.3	1992	196319	16-Jul-1993	15-Jul-2043	25.9648	2,890
PAULINA	8/1.3	1157	217496	16-Jul-2002	15-Jul-2052	7.6958	244
LA CAMOCHA 2	93/	27397	224841	14-Jun-2005	13-Jun-2055	8.3405	132
LAS MARIAS	93/	25713	215229	14-Feb-2002	13-Feb-2052	73.5433	2,326
SAN MIGUEL	93/	25598	215509	22-Feb-2002	21-Feb-2052	16.1263	510
SAN FERNANDO	93/	11369	162437	12-Jun-1978		20.6911	2,303
AMPL. A SAN FERNANDO	93/	11501	162400	12-Jan-1978	11-Jan-2028	65.2211	7,258
PREDILECTA	93/	9747	164960	3-Aug-1979		32.0000	3,561
EL GRANO DE ORO	93/	26833	221128	2-Dec-2003	1-Dec-2053	14.0000	221
LAG	93/	27992	In progress			2,468.7166
LAG F-1	93/	27992	In progress			387.2650
LAG F-2	93/	27992	In progress			1,813.5911
LAG F-3	93/	27992	In progress			6.4567
LAG F-4	93/	27992	In progress			8.4830
LAG F-5	93/	27992	In progress			1.2925
LAG F-6	93/	27992	In progress			8.8846
LAG F-7	93/	27992	In progress			19.7332
LAG F-8	93/	27992	In progress			3.8895
LAG F-9	93/	27992	In progress			67.0928
LAGF-10	93/	27992	In progress			95.6858
LAG F-11	93/	27992	In progress			1.3324
LAG F-12	93/	27992	In progress			1.0981
LAG F-13	93/	27992	In progress			0.9569
LAG 5	93/	28235	230023	10-Jul-2007	9-Jul-2057	8,747.6164	44,438
						TOTAL:	1,145,892
JUANICIPIO PROJECT
JUANICIPIO 1	8/	1-1706	226339	13-Dec-2005	12-Dec-2055	7,679.2106	58,362
						TOTAL:	58,362
BATOPILAS PROJECT
DON FIPPI	1/1/	1358	222629	3-Aug-2004	2-Aug-2054	3,160.5780	49,685
DON FIPPI FRAC. 1	10/	22430	In progress			12.9315
DON FIPPI 2	16/	30103	215474	22-Feb-2002	21-Feb-2048	152.0234	4,807
DON FIPPI 3	16/	30953	215481	22-Feb-2002	21-Feb-2048	56.0000	1,771
DON FIPPI 4	16/	30952	217251	2-Jul-2002	1-Jul-2048	10.0000	317
SANTO DOMINGO	16/	29872	214671	30-Oct-2001	29-Oct-2046	26.6062	842
SAN MARTIN	16/	29873	214672	30-Oct-2001	29-Oct-2046	2.1536	70
PASTRANA	16/	31077	217467	16-Jul-2002	15-Jul-2048	82.6803	2,615
ANEXO A SAN MARTIN	16/	31801	220044	3-Jun-2003	2-Jun-2049	6.7443	214
TESCALAMA	16/	32058	220927	28-Oct-2003	27-Oct-2049	12.0000	189
ROSALINDA	16/	32057	220926	28-Oct-2003	27-Oct-2049	25.6222	403
						TOTAL:	60,913
GUIGUI PROJECT
GUIGUI	1-1.3/	938	217493	16-Jul-2002	15-Jul-2052	4,009.0334	126,766
GUIGUI 2	16/	27991	219640	28-Mar-2003	27-Mar-2050	489.1300	15,467
GUIGUI 3 FRAC. 1	16/	29944	219648	28-Mar-2003	27-Mar-2050	17.0200	539
GUIGUI 3 FRAC. 2	16/	29944	219649	28-Mar-2003	27-Mar-2050	1.5200	49
GUIGUI 4	16/	30320	219650	28-Mar-2003	27-Mar-2050	3.0000	95
EL FAISAN	1/1.3	1182	214631	26-Oct-2001	25-Oct-2051	16.0000	506
LOS ARENALES	1/1.3	1011	214622	26-Oct-2001	25-Oct-2051	18.0000	570
						TOTAL:	143,992
CINCO DE MAYO PROJECT
DON JOSE	1	1300	222251	22-Jun-2004	21-Jun-2054	1,640.0000	25,781
DON JOSE II	1	1391	207171	8-May-1998	7-May-2048	2,462.9828	Cancelled
DON JOSE III	1	1492	224331	26-Apr-2005	25-Apr-2055	78.7872	1,239
DON JOSE III FRAC. 2	16/	24502	209293	30-Mar-1999	29-Mar-2049	32.7879	3,649
DON JOSE IV T-212524 PASO A	16/	24773	218474	31-Oct-2000	30-Oct-2050	348.5547	22,036
DON JOSE V	16/	24789	212878	13-Feb-2001	12-Feb-2046	47.7166	3,017
DON ROBERTO	1	1462	224252	22-Apr-2005	21-Apr-2055	453.4431	7,129
CINCO DE MAYO	16/	31459	216086	9-Apr-2002	8-Apr-2048	65.0000	2,056
DANIEL	16/	33396	229222	27-Mar-2007	26-Mar-2057	1,653.9137	12,570
DANIEL 1	16/	34715	229249	28-Mar-2007	27-Mar-2057	4.8630	37
INDEPENDENCIA	16/	34753	229744	13-Jun-2007	12-Jun-2057	17,096.9082	129,937
LA MARY	16/	35303	230455	4-Sep-2007	3-Sep-2057	12.0000	61
LA AMISTAD	16/	34983	230454	4-Sep-2007	3-Sep-2057	11.4935	59
EL PLOMO	16/	35374	230475	6-Sep-2007	5-Sep-2057	20.0000	102
LA FORTUNA	16/	34744	228746	18-Jan-2007	17-Jan-2057	132.9008	1,010
LA SINFOROSA	16/	34746	228747	18-Jan-2007	17-Jan-2057	192.5727	1,464
EL CHINACATE	16/	34714	228723	17-Jan-2007	16-Jan-2057	651.9335	4,955
						TOTAL:	215,102
SIERRA DE RAMIREZ PROJECT
BUENOS AIRES	25/	31061	220223	25-Jun-2003	24-Jun-2050	4,443.4510	140,502
BUENOS AIRES 2 (REDUCCION)	25/	31492	224623	25-May-2005	24-May-2055	11,044.0597	102,370
BUENOS AIRES 3	25/	32816	228842	9-Feb-2007	8-Feb-2057	10.0000	76
BUENOS AIRES 4	25/	32867	229714	8-Jun-2007	7-Jun-2057	62.0644	472
LA MIA	2/1.3	2081	218361	5-Nov-2002	4-Nov-2052	7.9641	252
LAS CUMBRES	9/	10299	147709	18-May-1967	17-May-2017	8.2731	921
EL TRIUNFO	9/	5853	170047	15-Mar-1982	14-May-2032	7.8098	870
LA AZTECA	9/	2125	167702	5-Dec-1980	4-Dec-2030	6.0000	668
AMPL. DEL FUNDADOR	9/	12803	163903	14-Dec-1978	13-Dec-2028	11.7929	1,313
EL CONSUELO	9/	9590	167701	5-Dec-1980	4-Dec-2030	12.0000	1,336
PLATEROS	9/	56	177825	29-Apr-1986	28-Apr-2011	2.0000	223
LA PUERTA	9/	10878	180619	13-Jul-1987	12-Jul-2037	3.0000	334
SAN PABLO	9/	1099	180584	13-Jul-1987	12-Jul-2037	4.0000	446
AREA "EL PAVO"
HERCULES	9/	11876	164365	7-May-1979	6-May-2029	14.8928	1,658
UNIFICACION SANTA RITA	321.42	959	170680	11-Jun-1982	10-Jun-2032	24.3516	2,710
LA CIMA	EXT	87	75632	1-Jan-1961	31-Dec-2014	9.7032	1,080
SAN ELOY	9/	2734	114713	10-Jun-1950	9-Jun-2000*	18.9060	2,104
SAN ELIGIO	25/	2148	104099	25-Jan-1994	24-Jan-2011	3.0000	334
EL TUNEL	25/	2151	105012	28-Mar-1944	27-Mar-2011	6.4504	718
UNIFICACION SAN PEDRO	*	958	170679	11-Jun-1982	10-Jun-2032	48.0242	5,344
AMPL. DE LA ESCUADRA	9/	459	82608	27-Jan-1936	26-Jan-2011	11.0000	1,224
UNIFICACION LA GARIFA	*	960	170596	2-Jun-1982	1-Jun-2032	52.1095	5,799
SEGUNDA AMPLIACION DE LA ESCUADRA	25/	1	83962	25-Jun-1936	24-Jun-2011	4.1783	465
TERCERA AMPLIACION DE LA ESCUADRA	25/	1	88105	24-Jan-1937	25-Nov-1987*	22.5652	2,511
CUARTA AMPLIACION DE LA ESCUADRA	*	*	115235	*	*	4.0000	446
LA VIA	25/	2147	104098	25-Jan-1961	24-Jan-2011	21.0000	2,337
LOS COLORADOS	25/	3161	115041	5-Jul-1950	4-Jul-2000	40.0000	4,451
AMPLIACION NORTE DE VERDUN	25/	1	111892	23-Nov-1948	22-Nov-2011	4.9282	549
SAN LUIS	7/	8057	139973	21-Oct-1959	20-Oct-2011	8.0000	891
AMPLIACION DE VERDUN	2/	322.2-594	73731	11-May-1932	2-Jan-1982*	5.2926	589
ARTURO	25/	2895	113690	9-Sep-1949	8-Sep-1999*	8.8462	985
PROVIDENCIA	*	*	4118	*	*	3.0000	334
EL CAMBIO	*	*	4996	*	*	13.6137	1,515
LA ESCUADRA	*	*	81507	*	*	12.3351	1,373
GUADIANA	*	*	98321	*	*	8.3278	927
UNIFICACION SAN AGUSTIN	321.42/	957	170595	2-Jun-1982	1-Jun-2032	67.5088	7,512
LA CHAPA	9/	1953	177824	29-Apr-1986	28-Apr-2036	20.6736	2,301
LA LLAVE	9/	1952	103722	22-Dec-1943	21-Dec-2011	8.4385	939
						TOTAL:	298,879
LA PICUCHA PROJECT
LA PICUCHA	16/	32820	225522	20-Sep-2005	19-Sep-2011	1,665.0892	12,655
EL APACHE	16/	25690	212632	17-Nov-2000	16-Nov-2050	61.0000	3,857
LA PICUCHA 2	16/	35906	In progress			6,937.1842
						TOTAL:	16,512
LORENA PROJECT
LA LORENA	31/	9397	229687	6-Jun-2007	5-Jun-2057	19,856.0470	150,906
LORENITA (REDUCCION)	31/	9424	232085	13-Jun-2008	12-Jun-2058	86,034.6063	50,747
						TOTAL:	201,653
NUEVO MUNDO PROJECT
NUEVO MUNDO II	67/	21304	231949	23-May-2008	22-May-2058	3,682.2300	18,706
NUEVO MUNDO II FRACCION I (REDUCCION)	67/	21304	231950	23-May-2008	22-May-2058	9,672.3490	40,922
CAMINO DURO	93/	28477	232243	8-Jul-2008	7-Jul-2058	19,760.0000	100,381
AMPL. NUEVO MUNDO II	67/	21318	In progress
						TOTAL:	160,009
						GRAND TOTAL:	2,301,314

* Applications are in process to renew these titles.

Juanicipio Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from certain technical reports.  Readers are encouraged to read the following technical reports and documents, from which portions of the discussions below in this section are derived:

1.
Filed on SEDAR April 2, 2003: a NI 43-101 technical report, dated November 19, 2002, entitled “The Geology and Exploration Potential of the Juanicipio property, Fresnillo District, Zacatecas, Mexico” prepared by Qualified Person, Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado;

2.
Filed on SEDAR December 27, 2006: a NI 43-101 technical report, dated July 5, 2006, entitled “Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico” prepared by Qualified Person, Stephen Wetherup, B.Sc., P.Geo., of Caracle Creek International Consulting Inc. of Vancouver, British Columbia.

3.
Filed on SEDAR August 1, 2008: a NI 43-101 technical report, dated July 25, 2008, entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico” prepared by Qualified Persons Dominic Chartier, P.Geo, Consulting Geologist, Glen Cole, P.Geo, Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo, Principal Geologist of SRK Consulting (CANADA) Inc. of Toronto, Ontario.

4.
News releases dated February 24, 2009 and March 4, 2009 – Independent Resource Estimate, filed on SEDAR and pending NI 43-101 technical report (to be filed on SEDAR before April 10, 2009), prepared by Qualified Persons William E. Roscoe, PH.D, P.Eng. & David Ross, P.Geo, of Scott Wilson Roscoe Postle Associates Inc.

Introduction

The Juanicipio property covers approximately 7,679 hectare (18,967 acres) and is located in Zacatecas State, Mexico, just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine, operated by Fresnillo.  The Juanicipio property lies 6 kilometres west of the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west of the Saucito Vein, currently under preproduction construction as part of Fresnillo’s regional plan.

Juanicipio: Background of a Significant Silver Discovery

Juanicipio is the most important project in the Company’s portfolio of properties.  The Juanicipio property is host to a significant discovery of a high grade silver, gold vein.  The Valdecañas Vein was discovered in December of 2005 and continues to undergo an intensive drill campaign to delineate its full potential. Five rigs were operating on the Valdecañas Vein at the end of 2008 to complete a planned 28,000 metre drill program for 2008. This program was focused on defining the Valdecañas Vein on a 100 by 100 metre grid, with the goal of moving as much of the inferred resource as possible to an indicated resource by early 2009.

Recent results continue to add intercepts in areas beyond previously published resource limits and also confirm the continuity of the main vein and the mineralized zone within the vein. The western part of the Valdecañas Vein remains open down-dip and the eastern part remains open up-dip. Drilling also encountered good grade and continuity in hanging wall and footwall veins intersected outside the main Valdecañas Vein.

The Juanicipio property and its potential were first recognized by a consultant in the late 1990’s.   Subsequently the Company was presented with an opportunity to acquire the Juanicipio property.  In a series of business transactions involving shares and cash between July 18th, 2002 and July 16th, 2003, the Company through its 100% owned Mexican subsidiary, Lagartos, acquired a 100% beneficial interest in the Juanicipio property.

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

Peñoles made a significant epithermal vein discovery at depth called the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled their expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and Fresnillo holds a 56% interest in Minera Juanicipio.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

Project Description and Location

The Juanicipio property is located in the Fresnillo District, Zacatecas, Mexico, and approximately 6 kilometres west of the city of Fresnillo (see Figure 1).

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 kilometre by 30 kilometre long mountain range that lies immediately west of Fresnillo.  The property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth. The Mexican Mining Law states: Article 19 - Mining Concessions grants the right to:

V.  Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat;

VI. Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Power is located a few miles from the main part of the Juanicipio property and is available.

Juanicipio Project Location
MAG
N
S
W
E
COAHUILA DE ZARAGOZA
103°0'0"W
23°0'0"N
DURANGO
Durango
ZACATECAS
SAN LUIS POTOSI
NAYARIT
SIERRA RAMIREZ
SELLO
LAGARTOS X
LAGARTOS V
LAGARTOS NW
JUANICIPIO
LAGARTOS SE
LAGARTOS S
LORENA
San Martin
Sombrerete
Fresnillo
F.I.M.
San Nicolas
Real De Angeles
Guanajuato
FRESNILLO SILVER TREND
Legend
MAG Property
City
Mine
Road
0 25 50 100 150 200
Kilometers

Figure 1 - Juanicipio property, Zacatecas State (roads in black, December 31, 2008)

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio property is located, is good.  A high quality dirt road runs about 1.5 kilometres up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 kilometres south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.  There is now a network of dirt roads providing ready access to most of the northeastern corner of the Juanicipio claim.

Ownership

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to the Company’s Mexican subsidiary Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio property in exchange for cash payments and a work commitment.  Sutti subsequently assigned his interest to Minera Venus, S.A. DE C.V.

Minera Venus, S.A. DE C.V. was owned as to 99% by Lexington Capital Group Inc. and as to 1% by attorney Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 Common Shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio property (with the remaining 1% later being transferred to the ownership of a director of the Company in trust).  The Company subsequently merged and amalgamated Minera Venus, S.A. DE C.V. into Lagartos, wound up Lexington Capital Group Inc. and terminated the Juanicipio Agreement, thereby eliminating its obligations under the original Juanicipio Option to make any further option payments, fulfill any further work commitments or pay any royalty.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Peñoles, the Company and Lagartos granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 of exploration on the property over four years as follows: (i) minimum US$750,000 in year 1, including a minimum of 3,000 metres of diamond drilling; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the Agreement becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase; and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the Agreement, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.

By May of, 2007, Peñoles had met all of the earn-in requirements of the Agreement.

In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  At the date of this AIF, Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 between Lagartos and Peñoles (subsequently assigned to Fresnillo).  Under the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Peñoles (now Fresnillo) contributing 56% and MAG, through Lagartos, contributing 44% respectively. Fresnillo has effective control over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. However a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the company an effective veto over any such decisions.

The special matters comprise the following:

a) The execution of any credit, lease, purchase or sale agreement regarding any fixed asset valued at more than US$500,000;

b) The transfer or encumbrance of any assets in order to guarantee third party obligations;

c) The approval of the annual exploration budget or any of its amendments;

d) The authorization of any expense or investment that exceeds 10% of total assets that has not been included in an approved budget, except for such temporary operations that may be approved at a shareholders meeting;

e) The acquisition of assets by the shareholders, through any legal means, which may result in a change of control of the corporation or of any subsidiary or affiliate;

f) Any amendment to the attendance or voting quorum requirements established by the By-Laws;

g) Any change dividing the corporation’s capital or addressing a merger, transformation or amendment of the By-Laws will require the approval of at least 75% of the shareholders.

To capitalize Minera Juanicipio the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.68 million) against its contribution of surface rights and a payment for the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to the completion of their earn-in earlier in 2007. In 2008, MAG invested a further 25.08 million pesos ($2.405 million) in Minera Juanicipio.

In March 2008, Peñoles’ interest in Minera Juanicipio was acquired by Fresnillo, which subsequently completed its initial public offering, with its common shares being listed on the London Stock Exchange.  To the knowledge of MAG, approximately 77% of the common shares of Fresnillo are owned by Peñoles or its affiliates.

As at December 31, 2008, MAG has invested a total of $9,187,983 on the Juanicipio property and contributions to Minera Juanicipio.  A cumulative foreign currency translation adjustment of ($1,021,236) and a net investment of $8,166,747 have been recorded by MAG at December 31, 2008.

At December 31, 2008 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 18.67 million pesos ($1.65 million), value added taxes (“IVA”) receivables in the amount of 7.74 million pesos ($0.68 million) and mineral and surface rights at a deemed value of 175.35 million pesos ($15.52 million).  Payables to Peñoles for exploration work amounted to 0.66 million pesos ($58,800) while shareholders equity was 201.09 million pesos ($17.80 million).

History

The Juanicipio property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of limestones.  The limestones are overlain (perhaps in over thrust contact) by the Chilitos Formation, composed of marine volcanic derived sediments and volcanic flows and mafic intrusive bodies.  The section is capped by the Tertiary age conglomerates and volcanic derived sediments and overlying rhyolite ash-flow tuffs.  Everything older than the Fresnillo Formation is intruded by intermediate dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrust faulted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.  The rocks exposed appear similar to the upper Valdecañas Sediments of the Proaño Group as seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded sediments and volcanic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  This surface is buried by Tertiary age alluvium, surface debris, and a variety of volcanic ash flows.

Environmental Surveys

Environmental surveys done on the Juanicipio property to date are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

The only previous surface disturbances on the Juanicipio property were small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

2008 Resource Estimate

On June 18, 2008, Minera Juanicipio announced a resource estimate for the Valdecañas Vein (“Mineral Resource Statement, Valdecañas Silver Deposit, Zacatecas, Mexico, SRK Consulting, December 31, 2007”).  The Company later filed a NI 43-101 technical report, dated July 25, 2008, entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico” prepared by Qualified Persons Dominic Chartier, P.Geo, Consulting Geologist, Glen Cole, P.Geo, Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo, Principal Geologist of SRK Consulting (CANADA) Inc. of Toronto, Ontario, in support of this resource estimate.  The total inferred resource estimate on a 100% basis was 237.8 million ounces of silver.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

2009 Independent Resource Estimate

On February 24, 2009 the Company announced an updated Valdecañas Vein resource estimate which was restated on March 4, 2009 to correct an error made by the consulting firm that prepared the earlier February 24th estimate (as restated, that “2009 Independent Resources Estimate”).  The 2009 Independent Resource Estimate that was prepared by Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”) confirms Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) reports 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.

The following table presents the 2009 Independent Resource Estimate announced March 4, 2009 for Minera Juanicipio’s Valdecañas, Footwall, and Hanging Wall Veins and the Stockwork Zone.

Minera Juanicipio is owned 44% by a subsidiary of MAG and 56% by Fresnillo.

Resource Category and Zone	Tonnes millions	Ag g/t	Au g/t	Pb %	Zn %	NSR US$/ tonne	Contained Metal
							Ag M oz	Au K oz	Pb M lbs	Zn M lbs
Indicated
Valdecañas Vein	2.54	900	2.10	2.56	4.42	368	73	171	144	247
Hanging Wall Vein	0.41	750	2.94	1.29	2.46	317	10	38	12	22
Total Indicated	2.95	879	2.22	2.39	4.15	361	83	210	155	269
Inferred
Valdecañas Vein	5.81	523	1.56	2.19	3.61	228	98	292	281	463
Footwall Vein	0.48	339	1.43	0.60	0.64	142	5	22	6	7
Hanging Wall Vein	0.11	549	0.43	0.64	1.48	199	2	2	2	4
Stockwork Zone	0.80	45	1.57	0.67	1.39	52	1	41	12	25
Total Inferred	7.21	458	1.54	1.89	3.14	202	106	356	301	498

Notes:
(1)         CIM Definition Standards have been followed for classification of mineral resources.

(2)
Mineral resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum NSR value of US$50 per tonne, which is the effective cut-off. All blocks within the wireframes are reported as mineral resource. Approximately 2% of the indicated tonnes and 6% of the inferred tonnes have values less than US$50 per tonnes but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.

(3)
NSR values are calculated in US$ using factors of $0.33 per g/t Ag, $17.04 per g/t Au, $4.01 per % Pb and $5.57 per % Zn. These factors are based on metal prices of US$12.50/oz Ag, US$800/oz Au, $0.45/lb Pb and $0.70/lb Zn and estimated recoveries and smelter terms.

(4)	The mineral resource estimate uses drill hole data available as of January 29, 2009.

(5)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates; as a result column totals may not add.

Scott Wilson RPA, estimated the mineral resources for the Juanicipio property using results of 52 diamond drill holes available as of January 29, 2009.  3D wireframe models were constructed for the main Valdecañas Vein, the Footwall (also known as Desprendido) Vein, a newly interpreted Hanging Wall Vein, and a newly interpreted Stockwall Zone using a minimum grade of US$50 per tonne and minimum true thickness of 1.5 metres.  For the main Valdecañas Vein, wireframes were extended up and down dip approximately 40 to 60 metres from the nearest drill holes with greater than US$50/tonne NSR.  A wireframe was not constructed for the Encino Vein since it is represented by a single drill hole to date.  Silver, gold, lead and zinc grades were interpolated into blocks with dimensions of 25 metres (along strike) by 10 metres by 10 metres using an inverse distance cubed algorithm.    Block tonnages were derived using average density factors for each zone which are based on numerous specific gravity determinations.  The factors are 2.90 t/m3 for the main Valdecañas Vein, 2.80 t/m3 for the Footwall Vein, 2.70 t/m3 for the Hanging Wall Vein, and 2.70 t/m3 for the Stockwork Zone.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.

This discussion uses the terms "Indicated Resources" and “Inferred Resources”. See “Cautionary Note to Investors Concerning Estimates of Inferred Resources” and “Cautionary Note to Investor Concerning Estimates of Indicated Resources” on page 5 of this AIF.  Investors are cautioned not to assume part or all of any “Indicated Resource” will ever be converted into reserves or that part or all of an “Inferred Resource” exists, or is economically or legally mineable.

Qualified Person
The mineral resources in the 2009 Independent Resource Estimate for the Juanicipio property disclosed in this document have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of NI 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this document as it pertains to the disclosed mineral resource estimate.

Past Exploration Programs

Prior to drilling in 2003 and 2004, no silver, gold or base metal mineralization had been documented on the Juanicipio property, only the extensive clay alteration and silicification of the Tertiary rocks, which alluded to mineralization at depth. Drilling by the Company during its 2003 and 2004 drilling campaign directed toward geophysically delineated structures changed this when it encountered significant high-grade silver (Ag), gold, (Au) and lead (Pb) and zinc (Zn) mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-Pyrargyrite (silver mineral)-acanthite (silver mineral)-polybasite (silver mineral)-galena (lead mineral)-sphalerite (zinc mineral) veins. Alteration in the sedimentary host rock is limited to silicification, weak pyritization, and weak clay alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

In late 2005 during their earn-in phase, Peñoles discovered high-grade silver-gold mineralization in the Valdecañas Vein when Hole 16 intercepted 1,798 g/t Ag, 2.91 g/t gold, 3.43% Pb, and 5.51% Zn over 6.35 metres. Since then, Peñoles obtained the permitting for definition drilling and road construction and has completed approximately 20 diamond drill holes on the Valdecañas Vein discovery. The mineralization is now known to strike for more than 1500 metres and extend from 300 metres to 750 metres below surface for an approximate down-dip distance of 450 metres. Mineralized intercepts average 5.8 metres true width.

At the end of 2007 the vein averaged 5.8 metres wide, with a down dip length in excess of 400 metres and was traced for 1,500 metres along strike. The average grade of 14 holes (out of 17) that are within the high grade silver/gold zone was 1,292 g/t silver, 2.50 g/t gold and 8.7 % combined lead and zinc.

Minera Juanicipio also purchased surface rights over the northeastern corner of the Juanicipio claim, which combined with purchases from 2006 and 2007 give uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west and over 2.5 kilometres of surface rights along the strike projection of the Juanicipio Vein.

These land purchases became assets of Minera Juanicipio, which was established to own and operate the Juanicipio property.

2008 Exploration Program Results

A total 26,050 metres of diamond drilling was completed on the Valdecañas Vein and 2,810 metres on the Juanicipio Vein in 2008. The drill program continued to yield high grade returns.

Assay results for holes J1-07-GY and GZ were released at the end of February 2008. These holes were on the most westerly section G and were targeted to intersect the Valdecañas Vein near the top of the high grade gold silver zone.  Hole GZ intersected 1.4 metres (true width) of 769 grams per tonne (g/t) (22.4 ounces per ton (opt)) silver, 2.11 g/t gold with minimal values of lead and zinc.  Hole GY intersected 0.7 metres of 121 g/t (3.5 opt) silver and 0.61 g/t gold. These intersections combined to show the high grade silver gold zone to have a vertical height of almost 500 metres (see table below).

Mid-April 2008 the joint venture announced high grade results from drilling on the Juanicipio Vein, Hole 18P intersecting 4,100 g/t (119.5 opt) silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t (3.8 opt) silver over 0.6 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.  Hole 18P intersected the Juanicipio Vein 110 metres west and 80 metres vertically below Hole JI-03-01 (2.0 metres of 689 g/t silver and 11.43 g/t gold, 40% core recovery) and 115 metres west and 45 metres above Hole 17P. Hole 17P intersected the Juanicipio Vein on the same section as and 110 metres vertically below Hole JI-03-01. The results of Holes 17P and 18P confirmed the continuity and the presence of a second high grade vein on the Juanicipio property.

On June 19, 2008 Minera Juanicipio reported further high grade silver on Valdecañas Vein, including 1,198 g/t (34.9 opt) silver, 0.24 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres (true width) from Hole QE. This hole began to fill in the central portion of the eastern half of the Valdecañas Vein where there had been a significant gap between drill intercepts. The new hole extended the high grade “bonanza” zone to almost 400 metres east of the discovery section “M”.

On July 16, 2008, MAG announced a deep intersection of high grade silver on Valdecañas Vein from Hole GE of 1,179 g/t (34.4 opt) silver, 1.98 g/t gold, 3.01% lead and 2.21% zinc over 4.71 metres (true width). Hole GE is one of the deepest holes to test the Valdecañas Vein to the west and this intersection remains open down-dip.

At the end of July MAG reported that Hole QF returned 578 grams per tonne (g/t) (16.8 ounces per ton (opt)) silver, 3.85 g/t gold, 5.55% lead and 6.36% zinc over 6.20 metres (true width).  This included a high grade gold intercept of 271 g/t (7.9 opt) silver, 9.13 g/t gold, 0.99% lead and 4.41% zinc over 1.96 metres (true width). Hole QF, is almost 80 metres vertically below hole QE which returned 1,198 g/t (34.9 opt) silver, 0.21 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres (true width). Hole OF reported an intersection of 224 g/t (6.5 opt) silver, 1.77 g/t gold, 0.92% lead and 2.63% zinc over 4.71 metres (true width). Included is a higher grade intercept of 349 g/t (10.2 opt) silver, 1.78 g/t gold, 0.74% lead and 3.28% zinc over 2.62 metres (see the longitudinal section at the end of the Valdecañas section).

All three holes reported on July 28th, QF, QE and OF, were outside of the initial inferred resource estimate for the Valdecañas Vein and help define the vein at depth to the east.

MAG announced on October 16, 2008 that new assay results from drilling along the Valdecañas Vein confirmed the anticipated decrease of high grade silver with depth and add intercepts in areas beyond the published resource limits. Drilling continued with four drills operating.

Holes HE and HF cut a pair of high-grade silver and gold vein splays above the main Valdecañas Vein in an area that shows both structural complexity and multiple veins with distinctly different gold and silver values.

Further high grade assays from the Valdecañas Vein were reported from holes JI-08-NE and JI-08-RD on November 19, 2008 of 1,338 g/t (39.0 opt) silver, 3.56 g/t gold, 1.63% lead and 7.37% zinc over 3.37 metres and 842 g/t (24.5 opt) silver, 1.20 g/t gold, 2.19% lead and 6.40% zinc over 8.02 metres respectively.

Additional information from the 2008 drill program was released in early January 2009. MAG reported the discovery of the new high grade “Encino” Vein at Juanicipio with assays of 1,843 g/t (53.7 opt) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over 3.41 metres.

The new high grade Encino Vein appears to have been discovered as a result of detailed drilling in the vicinity of the Valdecañas Vein.  Re-interpretation of a previously reported intersection of high grade gold and silver in Hole JI-06-IE, (1,843 g/t (53.7 opt) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over a true width of 3.41 metres) showed that this is a new and separate north-dipping vein and not the down-dip extension of the Valdecañas as previously believed. This new interpretation indicates that JI-06-IE did not intersect the Valdecañas Vein, so the Valdecañas Vein at this time remains open down-dip.

The final results from the 2008 drill program, reported on January 23, 2009, provided additional high grade intercepts on the Valdecañas Vein.  Hole JI-08-LE2 reported an intercept of 10.2 metres (7.81 metres true width) grading 1,068 grams per tonne (g/t) (31.1 ounces per ton (opt)) silver, 1.25 g/t gold, 0.69% lead and 3.53% zinc including an internal high grade gold and silver zone with a true width of 3.06 metres which graded 2,268 g/t (66.1 opt) silver, 2.27 g/t gold, 0.97% lead and 4.19% zinc.

These new results continue to add intercepts in areas beyond areas included in previously published resource estimates and also confirm the lateral and vertical continuity of the mineralized zone within the Valdecañas Vein. Remaining untested areas with the potential for additional new resource ounces include the down-dip area of the western part of the Valdecañas Vein on sections G, I and F and the up-dip area of the eastern part of the Valdecañas Vein in the vicinity of sections R, S and T.

VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

January, 2009

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
MAG/Fresnillo
Fresnillo
1,500 m
Top of interpreted Bonanza Zone
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
JI-07-GY 0.7m/121/0.61
JI-07-GZ 1.4m/769/2.11
JI-07-GA 6.0m/562/0.55
JI-07-GB 3.7m/244/1.50
JI-07-GC 5.8m/1,635/0.51
JI-07-GD 16.1m/1,353/3.79
JI-08-GE 7.4m/123/4.89 4.7m/1179/1.98
JI-08-HE 3.2m/145/1.63
JI-08-HF 1.5m/58/0.35
JI-08-HG 1.5m/58/0.35
JI-08-HD 0.5m/42/0.05
JI-08-IC 6.0m/201/1.10
JI-08-ID2 6.0m/201/1.12
JI-06-IE 4.6m/1,843/4.43
IF
JB
JI-08-JC 6.0m/855/9.47
JI-08-JD 8.7m/392/1.01
JI-08-JE 5.4m/243/2.74
JI-03-07 0.3m/593/0.53
JI-07-KC 0.6m/401/0.19
JI-06-MA 0.7m/12/0.04
JI-06-KD 9.8m/2,279/2.66
JI-07-KE 4.5m/82/0.73
KF In Progress
JI-06-MB 1.5m/2,210/6.96
JI-06-MC 7.0m/1,347/0.50
JI-08-LE2 7.8m/1,068/1.25
JI-05-16 5.5m/1,798/2.91
JI-06-ME 7.0m/1,703/3.45
JI-06-MF 7.2m/675/1.43
JI-07-MG 4.6m/192/2.29
NB
JI-08-ND 5.1m/1052/0.63
JI-08-NE 3.4m/1,338/3.56
NF
QC Hole Lost / No Recovery
OD
JI-08-QD 0.7m/200/0.69
JI-08-OE2 1.8m/5/0.10
JI-08-OF 4.7m/224/1.77
JI-08-OG 4.4m/142/1.29
PC
PD In Progress
PE
QC
JI-08-QE 4.7m/1,198/0.20
JI-08-QF 6.2m/ 578/3.85
JI-08-QG 1.9m/86/0.15
JI-08-QH 10.9m/57/1.86
RC In Progress
JI-08-RD 8.0m/842/1.20
JU5 2.3m/136/0.24
JI-08-SE 2.0m/124/0.89
JI-07-SD 4.0m/271/2.78
JU6 0.7m/156/0.51
TD
JI-07-UE 10.0m/28/0.48
JI-08-TE 3.5m/68/1.32
MAG

Figure 2 - Juanicipio property, vertical longitudinal section

Interpretation and Conclusions

The 2008 drill campaign on the Valdecañas Vein completed over 28,000 metres of definition drilling. This program was focused on defining the Valdecañas Vein on a 100 by 100 metre grid with the goal of moving as much of the reported inferred resource as possible to an indicated resource by early 2009. Three rigs were operating on the Valdecañas Vein, in December and one on the Juanicipio Vein, to complete the metre drill campaign for 2008.

Recent results continue to add intercepts in areas beyond previously published resource limits and also confirm the continuity of the main vein and the bonanza zone within the vein. The western part of the Valdecañas Vein remains open down-dip and the eastern part remains open up-dip. Drilling also encountered good grade and continuity in hanging wall and footwall veins intersected outside the main Valdecañas Vein.

The joint venture also reported that drilling resumed on the Juanicipio Vein one kilometre south of Valdecañas. Initial drill intercepts in the Juanicipio Vein including 2 metres of 689 grams per tonne (g/t) silver and 11.4 g/t gold (Hole JI03-01) and 0.6 metres of 4,100 g/t silver and 1.4 g/t gold (Hole 18-M) have characteristics indicating they lie above the elevation of a bonanza zone comparable to that in the Valdecañas Vein.

Valdecañas lies 2.5 kilometres southwest from the principal production San Carlos Vein and 2.5 kilometres northwest from the Saucito Vein, currently undergoing preproduction development. Geologically and mineralogically the Valdecañas Vein has affinities to the Santo Niño Vein, at one time the principal production vein at Fresnillo.

The drilling to date clearly demonstrates that Valdecañas is an epithermal vein typical of the Fresnillo District. However, the Valdecañas Vein and the Juanicipio Vein (discovered by MAG in 2003) contain significantly higher gold grades (2-4 grams gold per tonne) than the average veins in the principal production parts of the district which run approximately 0.05 grams gold per tonne.

The Valdecañas Vein has undergone multiple mineralizing events as evidenced by various stages of brecciation and quartz sealing. The vein exhibits the characteristic metal zoning of the principal veins at Fresnillo, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stage indicating complex multi-stage mineralization combining stages seen separately in other parts of the district.   Overall, the precious metals rich zone has an interval of 350 metres in vertical height, which is typical of major producing veins in the district although it lies slightly lower in elevation than the comparable precious metals zones being mined elsewhere in the district. Within ten to twenty metres of the vein, the wall rocks are progressively and pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcanic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

At a Technical Committee meeting of Minera Juanicipio on December 18, 2008 an initial 2009 exploration program was proposed.  This initial program totaled $US 4.0 million for 2009 with the focus on drilling the Valdecañas Vein, the Encino Vein, the Juanicipio Vein and other vein targets within the Juanicipio property.  Later. on January 20, 2009, Fresnillo and MAG through a board of directors meeting for Minera Juanicipio approved the 2009 exploration program based on the recommendation of the Technical Committee totaling US $4.0 million and also approved a preliminary engineering budget of US $500,000.  The Company’s 44% share of the total 2009 budget will be US$1.98 million.  Since December 2007 until March 10, 2009 the Company has advanced approximately US $7.3 million in to Minera Juanicipio for its 44% share of costs.

Work Program for 2009

The Juanicipio work program for 2009 approved by the technical committee of Minera Juanicipio S.A. de C.V. is as follows:

Objective Strategy: Drilling will continue to be directed to the delineation of the Valdecañas Vein.  Work will continue to test the Juanicipio Vein located 1.0 kilometre to the south of Valdecañas. Exploration will also focus on the new Encino Vein and other areas in the search for additional deeply buried veins on the Juanicipio property.  Preliminary engineering will investigate underground development strategies and approaches.

Work Program: There will be a minimum of 4 drills operating in 2009.

Metallurgical sampling and testing is ongoing and results are expected in early 2009.

Sampling, Analysis & Security of Samples

Fresnillo is the world’s largest producer of primary silver and they follow a specific set of QA/QC procedures.  Fresnillo geological personnel oversee the logging of all core and the selection and collection of all core samples.  Core samples are shipped from the point of collection on the project directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property

Readers are encouraged to read the following technical report, from which portions of the discussions below in this section are derived:

1.
Filed on SEDAR January 6, 2009: a NI 43-101 technical report, dated October 15, 2008, entitled “Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico” prepared by Qualified Persons, Brad Leonard, M.Sc., P.Geo. and Julie Selway, Ph.D, P.Geo. of Caracle Creek International Consulting Inc., of Sudbury, Ontario.

Introduction

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.  Cinco de Mayo is one of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets.

CRDs have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2006/2007 were noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining three holes.

MAG’s 2006 and 2007 drill program at Cinco de Mayo continued to confirm that a significant Carbonate Replacement silver, lead and zinc system underlies the alluvium covering 75% of the Cinco de Mayo property area. All of the mineralization intersected in drilling to date was initially identified as buried (blind) geophysical and geochemical anomalies that were consistent with MAG’s exploration model.

In November 2007 a drill hole (CM07-20) collared to intersect the northeast side of a coincident 2,000 metre by 750 metre aeromagnetic low and string of weak electromagnetic conductors cut 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 grams per tonne (g/t) (7.4 ounces/ton (opt)) silver, 6.4% lead and 7.0% zinc at a vertical depth of 380 metres. This included a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc. Assays were not received from the lab until February 2008 and were reported in a press release dated February 7th. Hole CM07-20 is considered to be the discovery hole.

Drilling in 2008 intersected widespread and high grades of silver/lead/zinc mineralization and was successful in establishing the district-scale extent and zoning of the mineralization and demonstrating the Jose “Manto” (blanket or sheet) is part of a large CRD system. Sufficient drilling (approximately 44,500 metres to date) has been conducted and is budgeted for 2009 to undertake a preliminary resource calculation during the current year.

Property Description and Location

Cinco de Mayo is a 5,000 hectare CRD prospect located in Chihuahua State. It is located  proximal to the highly favourable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck.

The property lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section amenable to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement. These are essential elements of the mineralization model.

MAG
CINCO DE MAYO PROJECT LOCATION
Legend
MAG Property
City
Mine
Road
UNITED STATES OF AMERICA
El Paso
Cuidad Juarez
Bismark
Rio Grande
31°00'N
CINCO DE MAYO
CENTRAL BELT
BASIN AND RANGE
Ojinaga
SONORA
16
Santa Eulalia
Chihuahua
GUIGUI
BASIN AND RANGE
Basaseachic
16
WESTERN SIERRA MADRE
Naica
45
COAHUILA
Cuidada Jimenez
San Francisco del Oro
Parral
Hidalgo del Parral
BATOPILAS
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ
0 25 50 100 150 200 250 Kilometers

Figure 3 – Cinco de Mayo property, Chihuahua State (roads in black, December 31, 2008)

Accessibility

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property. Year round access is good.

Ownership

Pursuant to an arm’s length agreement dated as of April 15, 2004 between the Company, Minera Lagartos and Minera Cascabel, “Cascabel” granted to Lagartos an option to acquire a 100% interest in the 23,928 hectare (59,125 acre) Cinco de Mayo property subject to a 2.5% net smelter returns royalty.

Under the terms of the agreement, as later amended, MAG was obligated to make scheduled cash and share payments together worth US$1,000,000 (US$650,000 in cash and share payments made) and incur certain exploration expenditures totalling US$1,000,000 by July 26, 2009 (incurred).

During the year ended December 31, 2008, the Company acquired 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of US$350,000 for these mining concessions.

As at December 31, 2008 the Company had paid a total US$550,000 in cash, issued 165,670 common shares at a value of $266, 630 and completed approximately $10,773,036 in exploration costs with respect to the Cinco de Mayo property.

History

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Minera Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

Regional Setting

CRDs form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulphides, to massive sulphide chimneys and mantos, with large systems ranging from 25 to 100 million tons of high-grade ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.

Local Geology

The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 kilometres wide and 4.5 kilometres long flanked by broad alluvium mantled valleys. PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favourable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are several old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough has functioned more recently as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. At Cinco de Mayo, there are numerous mineralization and alteration occurrences associated with this fault. These include the prospects Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by iron rich jasperoids with strongly anomalous Pb-Zn-Ag-As (Au) signatures, particularly along the ridge.

Environmental Surveys

Environmental surveys done on the Cinco de Mayo Property to date are those required for drill and road building permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Several small and inconsequential old workings and prospect pits are found in and around the Cinco de Mayo Property.  Reconnaissance and detail SEMARNAT coverage indicates that there are no inherited environmental liabilities from these workings.

At present the construction of drill roads and drill pads are the only “modern” disturbances found at Cinco de Mayo. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Mineral Resources and Reserves

The property is in the early exploration phase. Not enough data has been obtained to provide reserve or resource estimates but, with stepped-up drilling (three drills currently turning) budgeted for early 2009, it is anticipated a preliminary resource calculation will be completed during 2009.

Exploration Programs to Date

Exploration work in the alluvium covered areas is essentially “blind” and necessitates using geophysical techniques and geological extrapolation to trace mineralization beneath the thin (approximately 6 to 12 metres) cover.  The mineralization is known to contain magnetic pyrrhotite and the aeromagnetic survey has proven to be very useful.  Other high powered geophysical methods were tested in an attempt to delineate deeper structures. Induced polarization/apparent resistivity, of the tested ground techniques, appear to show the most promise. Mapping of hornfels and skarn mineralization has been an effective tool to lead us towards mineralization centres.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre Audio-magnetotelluric (AMT) geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.

MAG contracted a 450 line-kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results are considered very significant and were an important guide to further drilling in 2007 after they were integrated with previous work and the recent drill information.

MAG developed a series of drill targets by combining the geological, geochemical, biogeochemical and geophysical data, and completing an integrated property interpretation.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2007 were noteworthy. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. (e.g. Hole CDM-01 had 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 grams per tonne silver). Mineralization is open in all directions. At least trace mineralization was encountered in the remaining three holes.

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks. Several holes were drilled on a geophysical anomaly detected in the initial processing of a 450 line-kilometre airborne electromagnetic and magnetic survey. This structure can be traced for at least 3,000 metres with this detailed magnetic survey. Early interpretation indicates that the airborne survey can detect buried mineralization and their related igneous heat sources and can be a valuable ingredient in focusing ongoing exploration programs.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico.

Drilling in mid to late 2007 was targeted on newly discovered mineralization identified in the first pass program completed in January of 2007.

The Company announced assay results from the 2007, 12 hole, 6,316 metre program completed late last year on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from the discovery intercept intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. From 401.1 to 403.88m (estimated true thickness) the hole intersected 209 g/t (6.1 opt) silver, 6.15% lead and 6.55% zinc. Hole 08-23, a 50 metre offset to the northwest, hit 0.73 metres of banded massive sulphides that graded 464 g/t (13.5 opt) silver, 13.0% lead and 13.2% zinc at a vertical depth of 382 metres. These first three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization was open in all directions.

By mid-summer 2008 MAG had three drill rigs turning on the project. The exploration budget was increased in response to the successful results. By the end of 2008 drill holes CM08-22 to CM08-85 were completed. Most encountered massive sulphide mineralization and by the end of the year a zone, now referred to as the José Manto, was traced for over 2 kilometres along the principal northwest trending structural corridor.  The second to last hole of the 2008 program, hole CM08-84, cut a 2.72 metre zone grading 462 g/t (13.5 opt) silver, 10.06% lead and 13.62% zinc within an overall 12.37 metre thick mineralized zone.

MAG’s exploration has defined major NW and NE structural and stratigraphic controls on silver-lead-zinc (gold) sulphide mineralization.  Recent drilling results reveal coherent zoning (developed for over 2 kilometres) along the principal northwest José Manto structural corridor: from massive silver-lead-zinc sulphide mantos to silver-gold-lead-zinc mineralized tungsten (scheelite) bearing skarn.  The strongest skarn is associated with felsite dikes that show distinctive brecciation, silicification and sericitization and are overall very similar to mineralization-related felsites in major CRDs throughout the region.  Mineralization also appears to thicken along this trend, as does the number of individual mantos and the number of carbonate units that are mineralized. This zoning is precisely what is predicted by MAG’s CRD exploration model and provides strong exploration vectoring.

The skarn and felsite intercepts appear to cluster around the intersection of the northwest structural corridor with the strong northeast-trending Leones Fault that cuts across the limestones of the Sierra Santa Lucia to the southwest.   The Leones Fault is locally marked by strong marble and other high-temperature alteration styles indicating gradually increasing proximity to an intrusive heat source.  Drilling is currently underway on both ends of this structure:  on the east side to determine the geometry of the felsite dikes and associated mineralization and alteration; and on the west side of the range to determine if the large magnetic anomaly shown on Mexican government regional geophysical maps marks a major magmatic center.

Work Program for 2009

Drilling from 2006 to 2008 intersected widespread silver/lead and zinc mineralization along a major structure and hosted in limestones.  The majority of holes drilled in 2008 intersected replacement style massive sulphide carrying significant grades of silver, lead and zinc.

The target remains a large buried Carbonate Replacement Deposit. We have confirmed that our geological concepts and targeting methods are reliable. MAG’s ability to test the system with large drilling step outs is testimony to the widespread nature and potential size of this CRD system. MAG is focused on determining the overall extent of the CRD system, so on-going exploration will attempt to track this zoning towards the system source with a combination of drilling and geophysics.

Drilling is continuing in 2009, with 3 rigs drilling a proposed 15,000 metre drill operation to follow up on the significant intersections in 2008.

Cinco de Mayo - Don Jose Drill Plan

December 10th, 2008

TSX: MAG
NYSE-A: MVG

Inset Map
30°10'30"N
107°2'0"W
0
5
10
Km
Jose Manto Structural Corridor
Skarn Centre
(Tungsten & Gold)
Hole 20
Discovery Zone
Leones Fault
Open
Hornfels Axis
José Thrust Fault
CM08-34
CM08-79
CM08-32
CM08-60
CM08-77
CM08-65
CM08-50
CM08-46
CM08-43
CM07-21
CM08-67
CM08-71
0
125
250
500
750
1,000
Meters

*holes without a drill trace are vertical

Figure 4 – Cinco de Mayo property, interpreted alteration zone (December 31, 2008)

CINCO DE MAYO	Units	Cost ($)	Total ($)
Land / Payments / Tax	x	x	384,016.00
Geology	250.00	600.00	150,000.00
Geophysics/BHG	50.00	2,500.00	125,000.00
Geochemistry	500.00	30.00	15,000.00
Geophysics/INTG	50.00	800.00	40,000.00
Labour/ Contract	300.00	250.00	75,000.00
Land Deals / Purchases	1.00	250,000.00	250,000.00
Drilling	15,000.00	185.00	2,775,000.00
GIS/Map/Processing	45.00	400.00	18,000.00
Airborne Geophysics	1,000.00	125.00	125,000.00
Miscellaneous	25.00	2,500.00	62,5000.00
TOTAL			4,019,516.00

Sampling, Analysis & Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Lagartos Property

The Company’s intention is to complete a NI 43-101 technical report on the Lagartos Property in 2009.

MAG
FRESNILLO SILVER TREND
LOCATION MAP
United States of America
Pacific Ocean
103°0'0"W
23°0'0"N
Sierra Ramirez
ZACATECAS
Nuevo Mundo
Durango
Camino Duro
Lagartos X
San Martin Sabinas
Sombrerete
Lagartos V
CRD Line
Fresnillo
Lagartos NW
F.I.M.
Lagartos SE
JUANICIPIO
Zacatecas
San Nicolas
Lagartos S
Real De Angeles
FRESNILLO SILVER TREND
Lorena
Guanajuato
0 25 50 100 150 200
Kilometers
N
S
E
W

Figure 1 Lagartos SE and NW Location map

Introduction

Through acquisition and staking, MAG has secured two very large claim groups lying northwest and southeast of the town of Fresnillo, Zacatecas State, Mexico.  The properties flank the Juanicipio property to the northwest and southeast.

Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

Over the last 3 years, MAG has completed extensive regional reconnaissance mapping and sampling in the Lagartos NW and SE claim blocks, largely to define potential target areas, but also to “condemn” areas where potential is limited.

Both properties lie along the Fresnillo Silver Trend (FST), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  All of the historic deposits of the FST were found in outcrop by indigenous people in pre-Colonial times and aggressively exploited by the Spaniards during the 350 to 450 years after the Conquest.  Over 60% of the FST is masked by alluvial soils and/or young volcanic rocks and MAG hopes to repeat its Juanicipio success by applying the expertise and knowledge garnered there to buried targets at Lagartos NW and SE.

Accessibility

The Lagartos SE property is located immediately north of the city of Zacatecas, in Zacatecas State, Mexico. Access to the property is excellent. A major highway lies on the west side of the property and secondary roads and provide access elsewhere.

The Lagartos NW property is located 10 km northwest of the historic silver mining town of Fresnillo, also in the State of Zacatecas. The drive from Zacatecas to Fresnillo is approximately 50 km on paved highway.  Most of the drive to the property, from Fresnillo, is on paved highway with secondary roads and tracks providing access for the last couple of kilometres.

A modern airport is located roughly one third of the way between Zacatecas and Fresnillo. Railway lines serve both areas.

Ownership

Both properties are 100% owned by MAG. The 750 km2 Lagartos SE land package surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.

Abandoning ground is encouraged by the holding tax structure of the Mexican Mining Law, which imposes higher rates for older claims.  The 2008 work allowed MAG to abandon 70,149 hectares of low-potential ground in the Lagartos III, IV, VII, VIII and 9 claims.  This reduction is calculated to save MAG approximately 1.2 million pesos in the first semester of 2009.

History

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546 when Juan de Tolosa, a Basque nobleman, founded a small mining camp in the area.   MAG’s claims completely encompass the district on the north, west and east and include the on-strike projection of most of the district’s major vein swarms.  In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.

Regional Setting

The Lagartos SE and Lagartos NW properties comprise two large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo. The properties lay along the "Fresnillo Silver Trend" a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo Epithermal Silver-Gold vein districts. Although all of the known deposits were found in outcrop between 350 and 500 years ago, MAG believes that significant epithermal silver vein systems lie covered by recent alluvial soils that mask over 60% of the trend. It has been shown that modern exploration technology can locate mineralization beneath this cover.

Local Geology

MAG has identified a number of broad hydrothermal alteration and structural zones, up to 4 kilometres long and ten's of metres wide. Within the associated alteration halo there are quartz veins containing iron oxides and sulphides of zinc, lead and silver. In addition there are other veins and zones characterized by iron rich carbonates, druzy quartz, iron oxides and sulphides of lead and zinc. These zones have returned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrop. These zones are also characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent an upper level manifestation of a deeper epithermal vein system very much like those found in the Zacatecas and Fresnillo (Juanicipio) districts.

Environmental Surveys

Environmental surveys done on the Lagartos SE and NW properties to date are those required for drill and road building permits. These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Many old workings are found in close proximity to the Lagartos SE property but the ground held by MAG has extensive alluvial cover and little to no evidence of previous work.

Programs of road reclamation are conducted by MAG and monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Mineral Reserves and Resources

These properties are in the early exploration phase. Not enough data has been collected to provide reserve or resource estimates.

Program results: 2008

Lagartos SE

Geological and geophysical work conducted in 2008 identified six drill targets in and around the historic Zacatecas Silver District and focused on the eastern and western extensions of the historically important Veta Grande and Mala Noche Vein swarms.  These are broad zones laced by multiple vein strands with similar strike and depth of exposure, typically named for the largest vein within the swarm.  Exploitation of these veins was relatively shallow and the areas have not been the object of modern, focused exploration methods.

Lagartos SE Exploration

TSX:MAG
NYSE-A:MVG

Location Map of MAG Properties
enlarged area
Fresnillo Silver Trend
100% MAG Terrain
V. Grande
Mala Noche Vein System
San Roberto Mine
M. Noche
Veta Grande SE Area
Las Majadas Area
100% MAG Terrain
0 1 2 3 4 5 Kilometers
MAG

Figure 2 Lagartos SE east side

MAG’s exploration program on Lagartos SE includes the La Luz and Morelos SW areas along the NW extensions of the Veta Grande and Mala Noche, respectively (see location map above),  and Las Majadas /El Pajaro Hill and Puerto Rico covering the southeast extensions of the Mala Noche and Veta Grande, respectively.   Predilicta is a vein in the Veta Grande within the historic mining area.

The first 8 months of 2008 were devoted to field mapping, sampling, target identification and drill permitting.  Between mid-October and the end of the year, four holes totaling 2189.95 metres were drilled in the La Luz area seeking the extension of veins of the Veta Grande system under alluvium.  Structural projection was based on geological and geophysical data.  Alluvium was found to range from 150 to over 250m thick, thickening to the southeast.  Several major fault structures with strong alteration were encountered in the underlying bedrock, but none contained mineralized veins.

The first hole was begun at Las Majadas in December, 2008 on a broad stockwork zone lying along the southeastern projection of the Malanoche vein system.  The area is laced with numerous mineralized quartz stringers and at least 3 narrow high-grade veins with historic production.   The hole reached 549 metres before being shut down for the holidays.  No major intercepts were made in this portion of the hole.

Although there has been limited success in MAG’s Lagartos SE program to date, a number of viable targets remain to be drilled. Two examples are the extensions of the Las Majadas and Veta Puerto Rico veins under alluvial cover. One drill rig is expected to keep drilling in the area in 2009.

2009 Budget Proposal

Lagartos SE EXPLORATION	Units	Cost ($)	Total ($)
Land / Payments / Tax	x	x	224,472.67
Geology	200.00	450.00	90,000.00
Geophysics/INTG	50.00	800.00	40,000.00
Geochemistry	500.00	30.00	15,000.00
Trenching / Roads			0.00
Labour/ Contract	150.00	250.00	37,500.00

Drilling	3,000.00	160.00	480,000.00
GIS/Map/Processing	25.00	400.00	10,000.00
AEM	0.00		0.00
Miscellaneous	10.00	2,500.00	25,000.00
TOTAL			921,972.67

Project Results 2008
Lagartos NW

Lagartos NW is a core asset and targets extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 km from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

During 2008, 6 holes totaling 4611.90 metres were drilled on targets in Lagartos northwest.  The first two, totaling 1152.9 metres, were drilled along the eastern claim border to determine if major projected structures could be found under alluvium in the area.  In both cases the alluvium was too deep and the holes abandoned.  It has been interpreted that these were drilled very close to a major regional fault that has dropped the basement block deeper than can be realistically reached.   The remaining four holes, totaling 3459 metres were drilled along the western and eastern flanks of Cerro Cacalote on alteration, geochemical and structural targets.  The first two cut an extensive breccia that carried no economic values and the remaining two cut thick alluvium and volcanic sections.  The final hole (LW0806) had highly elevated mercury values, indicating that it was still very high in the epithermal alteration zoning.

Although there has been limited success in MAG’s Lagartos NE program to date, the strength and extent of high-level epithermal alteration and mineralization, combined with its proximity and similarity to that seen at Juanicipio indicate that this very large claim continues to have significant exploration potential.  2009 work is expected to initially involve a broadly based ground magnetic survey, focused on areas where our drilling has shown a range of depths to alluvium (25 to 400 metres) to determine if depth to bedrock can be reliably determined.  If this is successful, the magnetics will be expanded to seek elevated basement blocks where alluvium is shallow and the epithermal system may be exposed at a deeper level.   No drilling is contemplated in advance of this survey.

Lagartos NW 2008 Drilling

TSX:MAG
AMEX:MVG

LW0804
LW0803
LW0806
LW0805
LW0802
LW0801
Lagartos NW
100% MAG
Juanicipio
Veta San Carlos
Valdecañas Vein
Juanicipio Vein
El Saucito Vein
Inset Map
MAG Silver
ZACATECAS
FRESNILLO SILVER TREND
enlarged area
0
2.5
5
7.5
10
Kilometers

Figure 3 Lagartos NW drilling map

2009 Budget proposal
Lagartos NW EXPLORATION	Units	Cost ($)	Total ($)
Land / Payments / Tax	x	x	210,457.67
Geology	100.00	450.00	45,000.00
Geophysics/INTG	50.00	1,000.00	50,000.00
Geochemistry			0.00
Trenching / Roads			0.00
Labour/ Contract	50.00	250.00	12,500.00

Drilling	0.00	185.00	0.00
GIS/Map/Processing	20.00	400.00	8,000.00
AEM	0.00	175.00	0.00
Miscellaneous	5.00	2,500.00	12,500.00
TOTAL			338,457.67

Sampling, Analysis & Security of Samples

MAG has implemented a quality control program to ensure best practices in sampling and analysis of drill cores. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Program results: 2007

Initial drilling of Lagartos SE in 2006 totalled 7,066 metres in 20 holes. The objective was to test at shallow depth a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which targets offer the best opportunity to host significant mineralization at depth.

The best hole intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Six other holes also reported anomalous silver values with highly anomalous arsenic. This silver-gold-arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas district and Juanicipio area of the Fresnillo district.

Program results: 2006

Work in 2006 focused on the Lagartos Northwest area on a zoned alteration centre, very similar to that seen at Juanicipio, surrounded by alluvial cover. Biogeochemical and ground magnetic surveys of the flanking cover areas revealed linear magnetic anomalies parallel to the Fresnillo Silver Trend with overlapping and concentric biogeochemical silver, lead, zinc and copper anomalies. These structures and their associated metal anomalies can be traced for distances approaching eight kilometres. The drill program was designed to test structural intersections and geochemical anomalies in settings similar to those found at Juanicipio and Fresnillo.

A 13-hole, 7,364-metre drill program was carried out on these anomalies in 2006. All of the holes encountered strongly altered volcanic rocks under shallow alluvial cover, and three intersected the "Guerrero Terrane" rocks that host the veins at Fresnillo and Juanicipio. One hole, drilled through alluvial cover four kilometres from the nearest outcrop, cut 3.5 metres grading 14 to 49 g/t (0.5 to 1.5 opt) silver.

The Lagartos Southeast block covers the broad plain lying between Fresnillo and the historic Zacatecas mining district. In 2006 MAG staked all of the open ground surrounding Zacatecas and purchased numerous claims over past producing veins within the district. This gives MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Other Properties

The Company has several other exploration properties.  At this time the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration objectives.

The Company has identified and acquired a number of new project areas throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets. Three of these properties, CRD prospects Salemex and Sierra Ramirez, and Lagartos SE, an epithermal vein prospect in the vicinity of Juanicipio, will be subject to drilling programs in 2009.

None of these properties are advanced enough to be able to identify any resource or reserve figures.

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 49,210,566 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 13, 2009. All of the issued shares are fully paid and non-assessable. Our Company does not own any of its own shares.

The shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On January 18, 2008 the shareholders of the Company approved a Shareholder Rights Plan (“Plan”).  The Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan will expire at the end of the third annual general meeting of the Company’s shareholders following this approval, unless renewed by the shareholders. A copy of the Plan may be obtained by request in writing to the Company at Suite 328 – 550 Burrard Street, Vancouver, BC V6C 2B5 or viewed in electronic format at www.sedar.com and at http://idea.sec.gov.

On February 22, 2009, the board of directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement (the "Amended and Restated Rights Plan").  The Amendments will not, however, take effect unless and until they are approved by the Toronto Stock Exchange and at the Annual and Special Meeting of Shareholders on March 24, 2009.  If the Amended and Restated Rights Plan is not approved by the shareholders at the Annual and Special Meeting or by the TSX, then the Rights Plan will continue in full force and effect, unamended.

The purpose, rationale and a description of, the Amendments are set out in the Company's Management Information Circular dated February 23, 2009, which can be found at www.sedar.com and http://idea.sec.gov.  The draft Amended and Restated Rights Plan was filed on SEDAR at www.sedar.com on February 25, 2009 is approved by the shareholders of the Company the Amended and Restated Rights Plan will also be filed and available at www.sedar.com and http://idea.sec.gov after March 24, 2009.

Stock Options

The Exchange requires all Exchange listed companies to adopt stock options plans. The Stock Option Plan is expected to benefit shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The Company has a stock option plan in place that was approved by Shareholders on May 9, 2007. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. A copy of the Plan may be viewed in electronic format at www.sedar.com and at http://idea.sec.gov.

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange – MAG
Month	High	Low	Volume
February, 2009	7.79	5.46	2,897,059
January, 2009	8.00	5.33	2,300,837
December, 2008	6.02	4.93	1,746,537
November, 2008	6.04	4.30	1,486,223
October, 2008	6.10	3.95	6,143,549
September, 2008	7.86	3.52	11,561,668
August, 2008	10.00	7.40	2,231,243
July, 2008	10.49	8.70	3,238,591
June, 2008	11.85	9.65	1,620,360
May, 2008	13.17	10.51	2,200,256
April, 2008	13.05	10.54	3,547,335
March, 2008	14.97	12.62	1,726,100

New York Stock Exchange Alternext US (formerly the American Stock Exchange) - MVG
Month	High	Low	Volume
February, 2009	6.49	4.50	1,266,531
January, 2009	6.50	4.41	1,505,691
December, 2008	5.24	4.00	1,443,950
November, 2008	4.90	3.36	725,375
October, 2008	5.75	3.12	1,710,271
September, 2008	7.61	3.27	1,832,889
August, 2008	9.71	7.00	572,167
July, 2008	10.45	8.63	738,825
June, 2008	11.91	9.50	624,107
May, 2008	13.14	10.27	761,137
April, 2008	12.94	10.53	506,292
March, 2008	15.17	11.68	533,577

Prior Sales

As of March 13, 2009, there are no securities of the Company issued but not listed on the Toronto Stock Exchange or the NYSE Alternext US.

ESCROWED SECURITIES

As of March 13, 2009, there are no securities of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DANIEL T. MACINNIS President, CEO, Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company since February 1, 2005; VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company from October 2003 to February 2005; principal of D. MacInnis Exploration and Consulting in Reno, Nevada from July 2004 to February 2005. Mr. MacInnis is also a director of MAX Resources Corp.	75,100	25,000/$12.91 17,500/$10.01 100,000/$5.36 90,000/$2.46 100,000/$3.00 60,000/$1.00 250,000/$1.06
PETER K. MEGAW Director (since Feb 6/06) British Columbia, Canada	President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since 2003. Mr. Megaw is also a director of Candente Resources Corp.	697,021	20,000/$12.91 15,000/$10.01 50,000/$5.36 100,000/$3.00
R. MICHAEL JONES(2)(3)(4) Director (since Mar 31/03) British Columbia, Canada	President and Director of Platinum Group Metals Ltd. since February 2000, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006; Mr. Jones is also a director of Jerico Explorations Inc. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)	201,502	10,000/$12.91 16,250/$10.01 50,000/$5.36 75,000/$3.00 100,000/$1.06
ERIC H. CARLSON(2)(3)(4) Director (since Jun 11/99) British Columbia, Canada
July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 1992 to present, President of Kruger Capital Corp.  Mr. Carlson is also a director of Platinum Group Metals Ltd., West Timmins Mining Inc. and Anthem Ventures Capital Corp., Anthem Works Ltd. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)
		1,125,500(7)	10,000/$12.91 27,500/$10.01 50,000/$5.36 75,000/$3.00 75,000/$1.06
JONATHAN A. RUBENSTEIN(3)(4) Director (Since Feb 26/07) British Columbia, Canada
Practiced law until 1994 and has been a mining executive since that time; formerly a director of Aurelian Resources September 2006 to August 2008; formerly a director of Cumberland Resources Ltd. from 1983 to 2007; formerly a director of Redcorp Ventures, from 2000 to 2007; formerly a director, Vice President and Corporate Secretary of Canico Resources from 2002 to 2005.  Mr. Rubenstein is also a director of Troon Ventures Ltd.
		Nil	15,000/$12.91 21,250/$10.01 200,000/$8.80
RICHARD M. COLTERJOHN Director (since Oct 16/07) Ontario, Canada	President and CEO of Centenario Copper, since March 2004. Managing Partner at Glencoban Capital Management Inc., a merchant banking firm sincer 2002. Mr. Colterjohn is also a director of Centenario Copper Corporation.	10,000	7,500/$12.91 200,000/$14.15
DEREK C. WHITE(2) Director (since Oct 16/07) British Columbia, Canada
Executive Vice President - Corporate Development of Quadra Mining Limited since September 2007; previously the CFO of Quadra Mining commencing in April 2004; formerly from January 2003 to February 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Oro Silver Resources Limited; Magellan Mineral Limited and Laurentian Goldfields Ltd.
		Nil	7,500/$12.91 4,375/$10.01 200,000/$14.15
GORDON K. NEAL Vice President, Corporate Development British Columbia, Canada	December 1, 2003 to present, Vice-President, Corporate Development of the Company; from 2006 to present, a director of Zappa Resources; previously President of Neal MacInerney Investor Relations. Mr. Neal is a director of Zappa Resources.	5,200	29,250/$12.91 29,469/$10.01 75,000/$5.36 55,000/$2.46 55,000/$3.00
FRANK R. HALLAM CFO British Columbia, Canada
Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; 2005 to present, Director of Jerico Resources Inc.; 1996 to present, CFO Callinan Mines Ltd.; 1994 to 2002, Chief Financial Officer and Director of Tan Range Exploration Corp., a gold exploration company focused on East Africa; 1998 to 2004, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers).  Mr. Hallam is a director of Platinum Group Metals Ltd., Jerico Resources Inc. and West Timmins Mining Inc.
		49,400	98,750/$12.91 74,063/$10.01 75,000/$5.36 100,000/$3.00
JODY L. HARRIS Corporate Secretary British Columbia, Canada
Corporate Secretary of the Company since May 8, 2007;  Investor Relations Specialist of PAKIT Inc. from February 2006 to March 2007; Administrator/Office Manager of Silverado Gold Mines Ltd. from March 2004 to October 2005.
		Nil	15,000/$12.91 7,500/$10.01 45,000/$9.40

Notes:

(1)      Each director’s term of office expires at the next annual general meeting of shareholders of the Company.
(2)      Member of Audit Committee.
(3)      Member of Compensation Committee.
(4)      Member of Corporate Governance and Nomination Committee.
(5)      Includes beneficial, direct and indirect shareholdings.
(6)      Does not include stock options and other rights to purchase or acquire shares.
(7)	Of these shares, 916,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

There are 49,210,566 shares of Common Stock issued and outstanding as of the date of this AIF.  As of March 13, 2009, directors and officers of the Company as a group own or control approximately 2,163,723 Common Shares of the Company representing approximately 4.4% of its issued and outstanding Common Shares.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Eric Carlson and R. Michael Jones. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 20 years of financial experience in the mining and metals industry. Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position as the Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

R. Michael Jones, P.Eng. - Experience as senior executive in several public companies managing operations, listings and capital raising since 1987. Mr. Jones is President and CEO of Platinum Group Metals Ltd., a public exploration company.

The Board of Directors has determined that each of the Audit Committee members are an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and is “independent” within the meaning of the rules contained in the NYSE Alternext US Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

The aggregate fees billed by the Company’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2008	Year ended December 31, 2007
Audit Fees	$125,500	$118,000
Tax Fees(1)	$19,500	$31,000
Total	$145,000	$149,000

Notes:
(1)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Compensation Committee

The Compensation Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at http://idea.sec.gov.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at http://idea.sec.gov.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (Chairman), R. Michael Jones and Frank Hallam. The primary objective of this committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Disclosure Committee Charter may be obtained under the Company’s profile at www.sedar.com and at http://idea.sec.gov.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject other than the following:

In November 2008, the Company notified Fresnillo of various concerns arising under the Shareholders Agreement which governs the Minera Juanicipio joint venture.  One such concern is that Fresnillo is attempting to acquire control of the Company on an unsolicited basis in breach of the provisions of the Shareholders Agreement.  MAG has now triggered the dispute resolution provisions of the Shareholder's Agreement with the result that, if matters are not resolved with Fresnillo, the disputes will be referred to arbitration.

Separately, on December 1, 2008, the Company was advised of the intention by a subsidiary of Fresnillo plc to make an unsolicited take-over bid for all of the outstanding shares of the Company not already owned by Fresnillo and its affiliates at a price US$4.54 per share.  As a result of Fresnillo's share ownership, it is considered an insider of the Company under applicable securities laws.  Accordingly, a valuation is required to be obtained at Fresnillo's expense under the supervision of an Independent Committee of the Company's directors.

The independent valuation process was commenced in December 2008 with the formation of an independent committee of directors and the hiring of TD Securities and Scott Wilson Roscoe Postle Associates as independent valuator and independent technical advisor, respectively.  On February 1, 2009, the Company's Independent Committee suspended the valuation after determining that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo refused or neglected to provide to the Company or the Independent Valuator.  Fresnillo has since asked the Ontario Securities Commission to review this decision to suspend the valuation and the matter is still pending.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property and the Salamex Property. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. For 2008, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $194,590 (2007 - $134,720) and exploration costs totaling $2,504,237 (2007 - $1,312,826) under the Field Services Agreement.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3B9

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but which are still in effect, other than the Shareholders Agreement dated October 10, 2008 between the Company, Peñoles and others relating to Minera Juanicipio.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP, is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Clancy Wendt, P.Geo., has provided NI 43-101 reports for the Company (Batopilas Jan. 2007 and Apr. 2003)

Stephen W. Wetherup, BSc., P.Geo., has provided NI43-101 reports for the Company.

William E. Roscoe, Ph.D, P.Eng. & David Ross, P.Geo, Scott Wilson Roscoe Postle Associates Inc., - March 4, 2009 – Independent Resource Estimate – A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR before April 10, 2009.

Julie Selway, Ph.D, P.Geo. & Brad Leonard, M.Sc.,P.Geo., Caracle Creek International Consulting Inc. (Cinco de Mayo Oct. 2008)

Dominic Chartier, P.Geo, Glen Cole, P.Geo and Jean-Francois Couture, Ph.D, P.Geo, SRK Consulting (CANADA) Inc. (July 25 Resource Estimate Valdecañas)

The Company’s technical reports are available on the SEDAR website at www.sedar.com and on the SEC’s IDEA website at http://idea.sec.gov/ ..

Interests of Experts

The Company’s auditors, Deloitte & Touche LLP, have prepared the audit report attached to the Company’s audited consolidated financials statements for the most recent year end. The Company’s auditors have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the knowledge of the Company, having made reasonable enquiry, none of the other experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, is contained in the Company’s Information Circular for the Annual General and Special Meeting of Shareholders to be held on March 24, 2009. The Circular is available on SEDAR, on the SEC’s IDEA website and on the Company’s.

Additional information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008, which will be filed on the websites below on or before March 13, 2009.

Copies of the above may be obtained, when available, on the Company’s website www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s IDEA website at http://idea.sec.gov/ or by calling the Company’s investor relations personnel at 604-630-1399.

Schedule “A”

MAG SILVER CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE Alternext US, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•
Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•
review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“andesite” is volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

“Batopilas property”, also known as the Don Fippi Property, is described commencing on page 32 of this AIF.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo” is described commencing on page 38 of this AIF.

“Common Shares” is the Common Shares without par value in the capital stock of the Company.

“Company” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

“CSAMT” refers to Controlled Source Audio Magneto Tellurics.

“diorites” are medium-coloured intrusive igneous rocks of intermediate composition.

“Exchange” refers to the Toronto Stock Exchange.

“Exchange Act” means the United States Securities Exchange Act of 1934;

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 “fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refer to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).

“gangue” are minerals incorporated in an orebody other than those of economic interest.

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 22 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“MAG” is MAG Silver Corp., a company governed by the Business Corporations Act (British Columbia).

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“manto” refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo and the Company.

“mineral reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“monzonite” is an intermediate intrusive rock related to granite.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz/t” refer to troy ounces per tonne.

“porphyry” refer to rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.

“portal” is the entrance from surface into an underground development.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“rhyolite” refers to volcanic rock high in quartz content, generally fine grained and light coloured.

“SEC” is the Securities and Exchange Commission of the United States of America.

“serpentinite” is a rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“tuffs” refer to volcanic rocks composed of ash, crystal and rock fragments ejected from a volcano.  May become “welded” (tightly compacted and lithified) during cooling.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.